SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Aerohive Networks, Inc.

(Name of Subject Company)

Aerohive Networks, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number of Class of Securities)

David K. Flynn

President and Chief Executive Officer

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, California 95035

(408) 510-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Baudler & Robert Ishii Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Steve Debenham Vice President, General Counsel & Secretary Aerohive Networks, Inc. 1011 McCarthy Boulevard Milpitas, California 95035 (408) 510-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aerohive Networks, Inc., a Delaware corporation (“Aerohive” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 (together with subsequent amendments and supplements thereto, including this Amendment No. 2, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Clover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Extreme Networks, Inc., a Delaware corporation (“Extreme”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Extreme with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 pursuant to which Purchaser has offered to purchase all of the outstanding Shares for a purchase price of $4.45 per Share, in cash (the “Offer Price”), without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer.” A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third paragraph on page 15 of the Schedule 14D-9 under the subheading “Background” under the heading “Recommendation of the Board” is deleted and replaced with the following sentence:

“On August 8, 2018, David Flynn, Aerohive’s President and Chief Executive Officer and Chair of the Board, was introduced to Ed Meyercord, Extreme’s President and Chief Executive Officer and member of Extreme’s board of directors.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The last sentence in the paragraph under the subheading “German Antitrust Compliance” under the heading “Regulatory Approvals” on page 41 of the Schedule 14D-9 is deleted and replaced with the following sentences:

“Extreme notified the FCO of the proposed transaction on July 5, 2019. On July 29, 2019, the FCO cleared the proposed transaction under the German ARC. Accordingly, the condition to the Offer relating to the clearance of the proposed transaction by the FCO has been satisfied.”

The following section is added as a new section at the end of the last paragraph on page 47 of the Schedule 14D-9:

“Certain Litigation.

Between July 16, 2019 and July 22, 2019, five actions relating to the Transactions were filed by purported Company shareholders against the Company and the Board. Two actions were filed in the United States District Court for the Northern District of California. These cases are captioned Silverberg v. Aerohive Networks, Inc., et al. (Case No. 3:19-cv-04089) (brought as a putative class action on behalf of all shareholders of the Company), and Naik v. Aerohive Networks, Inc., et al. (Case No. 5:19-cv-04160). One action was filed in the United States District Court for the Southern District of New York, captioned Shirley v. Aerohive Networks, Inc., et al. (Case No. 1:19-cv-06742). Shirley v. Aerohive Networks, Inc., et al. also names as a defendant the Company’s co-founder Changming Liu. Two actions were filed in the United States District Court for the District of Delaware. These cases are captioned Plumley v. Aerohive Networks, Inc., et al. (Case No. 1:19-cv-01322) (brought as a putative class action on behalf of all shareholder of the Company), and Smith v. Aerohive Networks, Inc., et al. (Case No. 1:19-cv-01359). Plumley v. Aerohive Networks, Inc., et al. also names as defendants Extreme and the Purchaser. The complaints generally allege that the Schedule 14D-9 filed by the Company omits material information necessary for Aerohive stockholders to make an informed decision regarding the tender offer, and assert claims for violation of Sections 14 and 20(a) of the Securities Exchange Act of 1934. The complaints seek, among other things, to enjoin the tender offer or, should it be consummated, to rescind it or award damages, as well as an award of the plaintiffs’ attorneys’ fees and costs in the actions.

The Company believes that the claims asserted in the actions are without merit and will vigorously defend against such claims. However, litigation is inherently uncertain and there can be no assurance that the Company’s defense of the actions will be successful. Additional complaints containing substantially similar allegations may be filed in the future.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(W)	Complaint filed on July 17, 2019 (Silverberg v. Aerohive Networks, Inc., et al., Case No. 3:19-cv-04089).

(a)(5)(X)	Complaint filed on July 19, 2019 (Naik v. Aerohive Networks, Inc., et al., Case No. 5:19-cv-04160).

(a)(5)(Y)	Complaint filed on July 19, 2019 (Shirley v. Aerohive Networks, Inc., et al., Case No. 1:19-cv-06742).

(a)(5)(Z)	Complaint filed on July 16, 2019 (Plumley v. Aerohive Networks, Inc., et al., Case No. 1:19-cv-01322).

(a)(5)(AA)	Complaint filed on July 22, 2019 (Smith v. Aerohive Networks, Inc., et al., Case No. 1:19-cv-01359).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AEROHIVE NETWORKS, INC.

By:	/s/ David K. Flynn
Name:	David K. Flynn
Title:	President and Chief Executive Officer Chair of the Board of Directors

Dated: July 30, 2019